SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 25)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

1345 Avenue of the Americas, 42nd Floor

New York, New York 10105

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919401	13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,874,473
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 11,874,473
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,874,473 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This amount does not reflect any Class A Voting Shares held by Discovery Lightning Investments Ltd. (“Discovery”), Liberty Global Incorporated Limited (“Liberty”), John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919401	13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,874,473
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 11,874,473
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,874,473 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919401	13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,284,993
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 18,284,993
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,284,993 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919401	13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 18,284,993
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 18,284,993
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,284,993 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919401	13D	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 18,331,304
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 18,331,304
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,331,304 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN;HC

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

Page 7 of 19 Pages

Page 8 of 19 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 25, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on February 6, 2012 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on May 14, 2012 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on January 10, 2013 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on June 3, 2013 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”), on January 30, 2015 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16”), on April 9, 2015 by Amendment No. 17 to the Original Schedule 13D (“Amendment No. 17”), on April 30, 2015 by Amendment No. 18 to the Original Schedule 13D (“Amendment No. 18”), on September 4, 2015 by Amendment No. 19 to the Original Schedule 13D (“Amendment No. 19”), on November 13, 2015 by Amendment No. 20 to the Original Schedule 13D (“Amendment No. 20”), on February 5, 2016 by Amendment No. 21 to the Original Schedule 13D (“Amendment No. 21”), on July 1, 2016 by Amendment No. 22 to the Original Schedule 13D (“Amendment No. 22”), on December 9, 2016 by Amendment No. 23 to the Original Schedule 13D (“Amendment No. 23”) and on December 21, 2018 by Amendment No. 24 to the Original Schedule 13D (“Amendment No. 24” and together with Amendment No. 1 through Amendment No. 23 and the Original Schedule 13D, the “Schedule 13D”) and relates to Class A Voting Shares, no par value per share (the “Class A Voting Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 24.

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting such item in its entirety and replacing it with the following:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Institutional Partners III;

2.	Institutional Advisors III;

3.	Fund Management;

4.	MHR Holdings; and

5.	Dr. Rachesky.

This Statement relates to Class A Voting Shares held for the accounts of each of Master Account, Capital Partners (100), MHR Capital Partners Master Account III LP, an Anguilla limited partnership (“Master Account III”), Institutional Partners II, Institutional Partners IIA, Institutional Partners III and MHR Institutional Partners IV LP (“Institutional Partners IV”), each (other than Master Account and Master Account III) a Delaware limited partnership.

Page 9 of 19 Pages

Advisors is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the accounts of each of Master Account and Capital Partners (100). MHR Advisors III LLC, a Delaware limited liability company (“Advisors III”) is the general partner of Master Account III and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the account of Master Account III. Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the account of Institutional Partners III. MHR Institutional Advisors IV LLC, a Delaware limited liability company (“Institutional Advisors IV”) is the general partner of Institutional Partners IV and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the account of Institutional Partners IV. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Master Account III, Institutional Partners II, Institutional Partners IIA, Institutional Partners III and Institutional Partners IV and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Class A Voting Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Class A Voting Shares reported herein which are held for the accounts of each of Master Account, Capital Partners (100), Master Account III, Institutional Partners II, Institutional Partners IIA, Institutional Partners III and Institutional Partners IV. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own the Class A Voting Shares that are deemed to be beneficially owned by Fund Management. MHRC LLC, a Delaware limited liability company (“MHRC”), is the managing member of Advisors and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the accounts of each of Master Account and Capital Partners (100). MHRC II is the managing member of Institutional Advisors II and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. MHR Institutional Advisors IV (MI) LLC, a Marshall Islands limited liability company (“Institutional Advisors IV (MI)”) is the managing member of Institutional Advisors IV and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the account of Institutional Partners IV.

Dr. Rachesky is the managing member of MHRC and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the accounts of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors III and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the account of Master Account III. Dr. Rachesky is the managing member of MHRC II and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Dr. Rachesky is the managing member of Institutional Advisors III and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the account of Institutional Partners III. Dr. Rachesky is the managing member of Institutional Advisors IV (MI) and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the account of Institutional Partners IV. Dr. Rachesky is the managing member of MHR Holdings and, in such capacity, may be deemed to beneficially own the Class A Voting Shares held for the accounts of each of Master Account, Capital Partners (100), Master Account III, Institutional Partners II, Institutional Partners IIA, Institutional Partners III and Institutional Partners IV.

Page 10 of 19 Pages

The Reporting Persons:

The principal business of Institutional Partners III is investment in securities.

Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. Fund Management is a Delaware limited liability company. The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100), Master Account III, Institutional Partners II, Institutional Partners IIA, Institutional Partners III and Institutional Partners IV and to other affiliated entities. MHR Holdings is a Delaware limited liability company and the managing member of Fund Management. The principal business of MHR Holdings is to act as the managing member of Fund Management.

Current information concerning the identity and background of the directors and officers of Institutional Advisors III, Fund Management and MHR Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. Dr. Rachesky is the managing member of Institutional Advisors III and MHR Holdings. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 1345 Avenue of the Americas, 42nd Floor, New York, New York 10105.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds & Other Consideration.

Item 3 is hereby amended by adding the following paragraph:

The source of funds for the purchase reported in this Statement by Master Account III and Institutional Partners IV will be the working capital of Master Account III and Institutional Partners IV, respectively.

Page 11 of 19 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The percentages set forth in this Statement are based on 82,654,510 Class A Voting Shares outstanding as of August 5, 2019, as disclosed by the Issuer on its quarterly report for the quarterly period ended June 30, 2019.

All references to percentage beneficial ownership in Item 1 and this Item 5 are calculated by reference only to the Class A Voting Shares and without reference to the Class B Non-Voting Shares. Reference to the Class B Non-Voting Shares in the footnotes to this Item 5(a) are made supplementally and for informational purposes only.

(a) (i) Master Account may be deemed to be the beneficial owner of 1,377,7751 Class A Voting Shares (approximately 1.7% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 1,377,775 Class A Voting Shares held for its own account.

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 193,8162 Class A Voting Shares (approximately 0.2% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 193,816 Class A Voting Shares held for its own account.

(iii) Advisors may be deemed to be the beneficial owner of 1,571,5913 Class A Voting Shares (approximately 1.9% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) 1,377,775 held for the account of Master Account and (B) 193,816 held for the account of Capital Partners (100).

(iv) Master Account III may be deemed to be the beneficial owner of 81,610 Class A Voting Shares (approximately 0.1% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 81,610 Class A Voting Shares held for its own account.

(v) Advisors III may be deemed to be the beneficial owner of 81,610 Class A Voting Shares (approximately 0.1% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 81,610 Class A Voting Shares held for the account of Master Account III.

(vi) Institutional Partners II may be deemed to be the beneficial owner of 693,1374 Class A Voting Shares (approximately 0.8% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 693,137 Class A Voting Shares held for its own account.

[1]	In addition, Master Account may be deemed the beneficial owner of 698,383 Class B Non-Voting Shares held for its own account.
[2]	In addition, Capital Partners (100) may be deemed the beneficial owner of 93,308 Class B Non-Voting Shares held for its own account.
[3]	In addition, Advisors may be deemed the beneficial owner of 791,691 Class B Non-Voting Shares held for the accounts of Master Account and Capital Partners (100).
[4]	In addition, Institutional Partners II may be deemed the beneficial owner of 693,137 Class B Non-Voting Shares held for its own account.

Page 12 of 19 Pages

(vii) Institutional Partners IIA may be deemed to be the beneficial owner of 1,746,2215 Class A Voting Shares (approximately 2.1% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 1,746,221 Class A Voting Shares held for its own account.

(viii) Institutional Advisors II may be deemed to be the beneficial owner of 2,439,3586 Class A Voting Shares (approximately 3.0% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) 693,137 Class A Voting Shares held for the account of Institutional Partners II and (B) 1,746,221 Class A Voting Shares held for the account of Institutional Partners IIA.

(ix) Institutional Partners III may be deemed to be the beneficial owner of 11,874,4737 Class A Voting Shares (approximately 14.4% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 11,874,473 Class A Voting Shares held for its own account.

(x) Institutional Advisors III may be deemed to be the beneficial owner of 11,874,4738 Class A Voting Shares (approximately 14.4% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 11,874,473 Class A Voting Shares held for the account of Institutional Partners III.

(xi) Institutional Partners IV may be deemed to be the beneficial owner of 2,317,961 Class A Voting Shares (approximately 2.8% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 2,317,961 Class A Voting Shares held for its own account.

(xii) Institutional Advisors IV may be deemed to be the beneficial owner of 2,317,961 Class A Voting Shares (approximately 2.8% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 2,317,961 Class A Voting Shares held for the account of Institutional Partners IV.

(xiii) Institutional Advisors IV (MI) may be deemed to be the beneficial owner of 2,317,961 Class A Voting Shares (approximately 2.8% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Class A Voting Shares otherwise described in Item 5(a)(xii) by virtue of Institutional Advisors IV (MI)’s position as the managing member of Institutional Advisors IV.

(xiv) MHRC may be deemed the beneficial owner of 1,571,5919 Class A Voting Shares (approximately 1.9% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Class A Voting Shares otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(xv) MHRC II may be deemed the beneficial owner of 2,439,35810 Class A Voting Shares (approximately 3.0% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Class A Voting Shares otherwise described in Item 5(a)(viii) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

[5]	In addition, Institutional Partners IIA may be deemed the beneficial owner of 1,746,221 Class B Non-Voting Shares held for its own account.
[6]	In addition, Institutional Advisors II may be deemed the beneficial owner of 2,439,358 Class B Non-Voting Shares held for the accounts of Institutional Partners II and Institutional Partners IIA.
[7]	In addition, Institutional Partners III may be deemed the beneficial owner of 11,874,473 Class B Non-Voting Shares held for its own account.
[8]	In addition, Institutional Advisors III may be deemed the beneficial owner of 11,874,473 Class B Non-Voting Shares held for the account of Institutional Partners III.
[9]	In addition, MHRC may be deemed the beneficial owner of 791,691 Class B Non-Voting Shares by virtue of MHRC’s position as the managing member of Advisors.
[10]	In addition, MHRC II may be deemed the beneficial owner of 2,439,358 Class B Non-Voting Shares by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

Page 13 of 19 Pages

(xvi) Fund Management may be deemed to be the beneficial owner of 18,284,99311 Class A Voting Shares (approximately 22.1% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Class A Voting Shares otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Master Account III, Institutional Partners II, Institutional Partners IIA, Institutional Partners III and Institutional Partners IV.

(xvii) MHR Holdings may be deemed the beneficial owner of 18,284,99312 Class A Voting Shares (approximately 22.1% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Class A Voting Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xviii) Dr. Rachesky may be deemed to be the beneficial owner of 18,331,30413 Class A Voting Shares (approximately 22.2% of the total number of Class A Voting Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) all of the Class A Voting Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, Advisors III, MHRC II, Institutional Advisors III, Institutional Advisors IV (MI) and MHR Holdings, (B) 275 restricted share units, payable upon vesting Class A Voting Shares, which are scheduled to vest on September 12, 2020, (C) 743 restricted share units, payable upon vesting in an equal number of Class A Voting Shares, which are scheduled to vest in two equal annual installments beginning on September 11, 2020, (D) 2,267 restricted share units, payable upon vesting in an equal number of Class A Voting Shares, which are scheduled to vest in three annual installments beginning on September 10, 2020 and (E) 43,026 Class A Voting Shares held directly.

(xix) The amounts set forth above in clauses (i) through (xiii) of this Item 5 do not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

[11]

In addition, Fund Management may be deemed the beneficial owner of all of the Class B Non-Voting Shares otherwise described in the footnotes to this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

[12]

In addition, MHR Holdings may be deemed the beneficial owner of all of the Class B Non-Voting Shares otherwise described in the footnotes to this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

[13]

In addition, Dr. Rachesky may be deemed the beneficial owner of (A) all of the Class B Non-Voting Shares otherwise described in the footnotes to this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings, (B) 287 restricted share units, payable upon vesting in an equal number of Class B Non-Voting Shares, which are scheduled to vest on September 12, 2020, (C) 782 restricted share units, payable upon vesting in an equal number of Class B Non-Voting Shares, which are scheduled to vest in two equal annual installments beginning on September 11, 2020, (D) 2,425 restricted share units, payable upon vesting in an equal number of Class B Non-Voting Shares, which are scheduled to vest in three equal annual installments beginning on September 10, 2020 and (E) 43,612 Class B Non-Voting Shares held directly.

Page 14 of 19 Pages

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 1,377,775 Class A Voting Shares which may be deemed to be beneficially owned by Master Account as described above and (y) the sole power to direct the voting of 1,377,775 Class A Voting Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 193,816 Class A Voting Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above and (y) the sole power to direct the voting of 193,816 Class A Voting Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,571,591 Class A Voting Shares which may be deemed to be beneficially owned by Advisors as described above and (y) the sole power to direct the voting of 1,571,591 Class A Voting Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Master Account III may be deemed to have (x) the sole power to direct the disposition of 81,610 Class A Voting Shares which may be deemed to be beneficially owned by Master Account III as described above and (y) the sole power to direct the voting of 81,610 Class A Voting Shares which may be deemed to be beneficially owned by Master Account III as described above.

(v) Advisors III may be deemed to have (x) the sole power to direct the disposition of 81,610 Class A Voting Shares which may be deemed to be beneficially owned by Advisors III as described above and (y) the sole power to direct the voting of 81,610 Class A Voting Shares which may be deemed to be beneficially owned by Advisors III as described above.

(vi) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 693,137 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners II as described above and (y) the sole power to direct the voting of 693,137 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(vii) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 1,746,221 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above and (y) the sole power to direct the voting of 1,746,221 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

Page 15 of 19 Pages

(viii) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 2,439,358 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above and (y) the sole power to direct the voting of 2,439,358 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(ix) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 11,874,473 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners III as described above and (y) the sole power to direct the voting of 11,874,473 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(x) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 11,874,473 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above and (y) the sole power to direct the voting of 11,874,473 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(xi) Institutional Partners IV may be deemed to have (x) the sole power to direct the disposition of 2,317,961 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners IV as described above and (y) the sole power to direct the voting of 2,317,961 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Partners IV as described above.

(xii) Institutional Advisors IV may be deemed to have (x) the sole power to direct the disposition of 2,317,961 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors IV as described above and (y) the sole power to direct the voting of 2,317,961 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors IV as described above.

(xiii) Institutional Advisors IV (MI) may be deemed to have (x) the sole power to direct the disposition of 2,317,961 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors IV (MI) as described above and (y) the sole power to direct the voting of 2,317,961 Class A Voting Shares which may be deemed to be beneficially owned by Institutional Advisors IV (MI) as described above.

(xiv) MHRC may be deemed to have (x) the sole power to direct the disposition of the 1,571,591 Class A Voting Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 1,571,591 Class A Voting Shares which may be deemed to be beneficially owned by MHRC as described above.

(xv) MHRC II may be deemed to have (x) the sole power to direct the disposition of 2,439,358 Class A Voting Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 2,439,358 Class A Voting Shares which may be deemed to be beneficially owned by MHRC II as described above.

(xvi) Fund Management may be deemed to have (x) the sole power to direct the disposition of 18,284,993 Class A Voting Shares which may be deemed to be beneficially owned by Fund Management as described above and (y) the sole power to direct the voting of 18,284,993 Class A Voting Shares which may be deemed to be beneficially owned by Fund Management as described above.

(xvii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 18,284,993 Class A Voting Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 18,284,993 Class A Voting Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xviii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 18,331,304 Class A Voting Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above and (y) the sole power to direct the voting of 18,331,304 Class A Voting Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

Page 16 of 19 Pages

(c) See Item 6.

In addition, as part of the Issuer’s regularly scheduled board of director fee grants (i) on September 10, 2019, Dr. Rachesky was granted 2,267 restricted share units at a price equal to $11.03 per share, which are payable upon vesting in an equal number of Class A Voting Shares, which are scheduled to vest in three equal annual installments beginning on September 10, 2020 and (ii) on October 1, 2019, Dr. Rachesky was granted 1,831 Class A Voting Shares at a price equal to $9.34 per share.

(d)(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Master Account III, including Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Master Account III in accordance with their partnership interests in Master Account III.

(iv) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(v) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(vi) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(vii) The partners of Institutional Partners IV, including Institutional Advisors IV, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class A Voting Shares held for the account of Institutional Partners IV in accordance with their partnership interests in Institutional Partners IV.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 2, 2019, Master Account III and Institutional Partners IV entered into an agreement (the “Purchase Agreement”) with certain entities affiliated with John C. Malone (“Malone”) pursuant to which Master Account III and Institutional Partners IV agreed to purchase 2,399,571 Class A Voting Shares for aggregate cash consideration of US$22,052,057. In connection with the entry into the Purchase Agreement, pursuant to that certain waiver letter, dated October 2, 2019 (the “Waiver Letter”), the Issuer and Fund Management waived certain provisions set forth in that certain Voting and Standstill Agreement (as defined in Amendment No. 20) in connection with the purchase and sale of the Class A Voting Shares contemplated by the Purchase Agreement.

The preceding description is qualified in its entirety by reference to the terms of the Purchase Agreement and Waiver Letter, filed as Exhibit 1 and Exhibit 2, respectively, to this Statement and are incorporated into this Item 6 by reference.

Page 17 of 19 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description

1	Purchase Agreement, dated as of October 2, 2019, by and among Master Account III, Institutional Partners IV and certain entities affiliated with Malone.

2	Waiver Letter, dated as of October 2, 2019, by and among Issuer and Fund Management.

Page 18 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 3, 2019

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney-in-Fact

Page 19 of 19 Pages

Annex A

Reporting Person	Name/Citizenship	Principal Occupation	Business Address

MHR Holdings	Mark H. Rachesky, M.D. (United States)	President and Managing Member	1345 Avenue of the Americas, 42th Floor New York, NY 10105

Fund Management	Mark H. Rachesky, M.D. (United States)	President	1345 Avenue of the Americas, 42th Floor New York, NY 10105

Institutional Advisors III	Mark H. Rachesky, M.D. (United States)	President and Managing Member	1345 Avenue of the Americas, 42th Floor New York, NY 10105